FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2007

Commission File Number: 333-13580

Teléfonos de México, S.A. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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Highlights

1st Quarter 2007

  In Mexico during the first quarter, we added 304 thousand broadband Prodigy Infinitum (ADSL) customers, bringing the total to 2.1 million users, an increase of 75.3% compared with the same period of 2006. In the corporate customers segment, billed line equivalents for data transmission increased 11.1% compared with last year's first quarter.

  To facilitate Internet access, TELMEX has eased acquisition of computer equipment by providing financing for up to 3 years. That program has resulted in the supply of 1 million 134 thousand computers. In addition, more than 31 thousand computers have been donated in key sectors like education where they contribute to the development of the country. There is still a wide margin for growth since only 20.5% of households in Mexico have at least one computer, according to the INEGI (National Institute of Statistics, Geography and Data Processing).

  Our world-class technological platform allows us to offer high speed Internet service in 93.7% of TELMEX 's network. In order to increase broadband service penetration as well as continue our commitment to develop digital culture in Mexico, during the first quarter of 2007 we enhanced the Infinitum offering by integrating new multi-service packages with voice services at preferred prices. Additionally, the broadband Internet access price per equivalent unit of 100 Kbps at present is 26 pesos plus 3.9 pesos of Value Added Tax, for a total of 29.9 pesos, and technological advances will allow the price to continue to decline.

  In Mexico, there are hundreds of concessionaires and/or licenses to provide telecommunications services. TELMEX is the only company that invests in every socio-economic segment and in segments A and B we have a market share of 66% where we compete with other operators, specifically in segment A we have a market share of 49.7% and in segment B, we have a market share of 72.8%. Our long-standing commitment to provide telecommunications services nationwide has led to being the only fixed line operator in the country with a presence in socio-economic segments C-, D and E.

  From January to March, lines increased 33 thousand from year-end 2006, bringing the total at the end of the first quarter to 18.3 million lines in service. During the quarter, we continued to focus on growth with profitability to satisfy the service needs of every segment of the population.

  Including traffic generated by domestic and international calling party pays, domestic long distance, international incoming and outgoing minutes increased 2.2%, 2.2% and 20.5%, respectively. In the quarter, domestic and international calling party pays service traffic totaled 987 million minutes.

  In Brazil, the main revenue generators continued to increase. At Embratel, line equivalents of 64 Kbps increased 29.3%, local service access 32.2% and domestic long distance traffic increased 3.8% compared with last year's first quarter. The Net Fone (triple play service) offered through Net Sreviços reached 257 thousand customers at the end of the first quarter.

  In Latin America, where we compete with dominant telephony companies that have been in operation for many years in the region and are already in the digital convergence stage offering voice, data and video services (triple play), we focused on acquiring cable TV companies as a means to access not only the end customer but also technological platforms that provides us with the advantage of evolving from video to an integrated offering of voice, data and video (triple play) in Brazil, Colombia and Peru.

  In Colombia we reached an agreement to acquire Cablecentro S.A. and Satelcaribe S.A., companies that provide cable TV and will potentially allow us to serve, along with Superview and Cable Pacífico, a base of 3.9 million homes passed.

  In the first quarter, consolidated revenues reached 45.1 billion pesos, 2.5% higher than the same period of 2006. Revenues from the operations in Mexico totaled 32.6 billion pesos, an increase of 3.3% compared with last year's first quarter. In Brazil, revenues totaled the equivalent of 2.1 billion reais in the quarter, 3.8% higher than the same quarter of 2006. In the other Latin American operations total revenues were the equivalent of 104 million dollars.

  Consolidated EBITDA (1) totaled 19.5 billion pesos, a decrease of 2.2% due to an increase in interconnection expenses in Mexico reflecting the introduction of domestic and international calling party pays. The consolidated EBITDA (1) margin was 43.2%. Consolidated operating income totaled 13.4 billion pesos, a decrease of 1.2%, compared with the first quarter of 2006.

  Majority net income in the quarter was 9.1% higher than the same period of the previous year and totaled 8.8 billion pesos. Earnings per share were 44 Mexican cents, an increase of 15.8% compared with the same period of last year, and earnings per ADR were 80 US cents, an increase of 23.1%, compared with the first quarter of 2006.

  In the quarter, consolidated net debt (3) increased the equivalent of 127 million dollars to a total of 7.646 billion dollars.

  Consolidated capital expenditures (Capex) was equivalent to 267 million dollars in the quarter. Share repurchases totaled 5.528 billion pesos during the period.

  (3) EBITDA: defined as operating income plus depreciation and amortization. Go to www.telmex.com in the Investor Relations section where you will find the reconciliation of EBITDA to operating income.
  One ADR represents 20 shares.
  Net debt is defined as total debt less cash and cash equivalents and marketable securities.

Recent Events

Calling for Shareholders' Meetings

On March 14, 2007, the Board of Directors resolved to call for series "L" Special and Annual Shareholders' Meetings, to be held on April 27, 2007, in order to discuss, among other matters, the following proposals: the presentation of the Chief Executive Officer's report, the financial statements for fiscal year 2006 and other reports required by law; the designation or ratification, as the case may be, of the members of the Board of Directors; the ratification of the activities of the Board of Directors and the Chief Executive Officer; to declare a cash dividend of $0.45 Mexican pesos per outstanding share in four equal payments of $0.1125 Mexican pesos per share, resulting from the net tax profit account. Dividend payments are proposed to be made in Mexico on June 21, 2007, September 20, 2007, December 20, 2007, and March 27, 2008. Also, shareholders will be asked to approve an increase of 15 billion Mexican pesos in the funds allocated to purchase the company's own shares.

Negotiations to acquire a stake in Olimpia

On April 1, 2007, TELMEX announced that in conjunction with América Móvil S.A.B. de C.V. ("América Móvil"), that it reached an exclusive agreement with Pirelli & C.S.p.A to acquire from Pirelli and Sintonia one third of the share capital of Italian company Olimpia. This company owns 18% of the total stock of Telecom Italia. TELMEX and América Móvil will acquire one third of the stock of Olimpia, in equal parts. The other third of the stock would be purchased by U.S. telecommunications company AT&T.

On April 16, TELMEX announced that after the withdrawal by U.S. telecommunications company AT&T from the negotiations, it will continue, in conjunction with América Móvil, considering different alternatives for a potential investment in Olimpia.

Acquisition of Cablecentro and Satelcaribe in Colombia

On April 4, 2007, TELMEX announced that it reached an agreement with the controlling partners of Unión de Cableoperadores del Centro, Cablecentro S.A. and the controlling partners of Satelcaribe S.A. to acquire 100% of the operations of Cablecentro and Satelcaribe.

Both transactions are subject to corresponding regulatory approvals and other conditions.

Issuance of Domestic Senior Notes ("Certificados Bursátiles") for 9.5 billion pesos

On April 23, 2007, TELMEX placed Domestic Senior Notes ("Certificados Bursátiles") for 9.5 billion pesos in two tranches, the first one for 5 billion pesos due in 30 years at a fixed rate of 8.36% and the second one for 4.5 billion pesos due in 5 years at a rate of TIIE less 10 basis points.

Consolidated Income Statements

Revenues: In the first quarter, consolidated revenues increased 2.5% compared with the same period of the previous year, reaching 45.143 billion pesos, mainly due to the increase of 13% in Internet revenues, 28% in interconnection revenues related to revenues from domestic and international calling party pays service, and 44.6% in other revenues, comprised primarily of Yellow Pages and Tiendas TELMEX (TELMEX stores). On the other hand, local service revenues, domestic long distance and international long distance revenues decreased 3.1%, 3.2% and 10.2%, respectively.

Costs and expenses: From January to March, costs and expenses increased 4.2% compared with the same period of 2006, totaling 31.747 billion pesos. Major factors in those results were the increase in interconnection charges in Mexico from the introduction of domestic and international calling party pays in November 2006 and higher costs related to computer sales and the integration of cable TV companies in Colombia. These effects were partially offset by initiatives that were carried out to optimize resource use.

EBITDA (1) and operating income: Consolidated EBITDA (1) totaled 19.509 billion pesos in the first quarter, a decrease of 2.2% compared with the same period of 2006. The EBITDA margin was 43.2%. Consolidated operating income totaled 13.396 billion pesos, 1.2% lower than the first quarter of 2006, with a margin of 29.7%, 1.1 percentage points lower than the first quarter of 2006.

Comprehensive financing cost: Comprehensive financing cost produced a charge of 1.123 billion pesos in the quarter, 2.5% lower that the same period of 2006. This resulted from: i) net interest expense of 1.441 billion pesos, reflecting an increase in the level of debt from a year earlier and a change in the market value of 14.160 billion pesos of interest rate swaps, ii) a net exchange loss of 406 million pesos from the first-quarter exchange rate devaluation of 0.1752 pesos per dollar, partially offset by 6.040 billion dollars in dollar-peso hedges (weighted average exchange rate: 11.06 pesos per dollar) and 620 million dollars in dollar-reais hedges (weighted average exchange rate: 2.2159 reais per dollar), and iii) a gain in the monetary position of 724 million pesos.

Majority net income: Majority net income in the first quarter totaled 8.780 billion pesos, 9.1% higher than the same period of the previous year. Earnings per share were 44 Mexican cents, an increase of 15.8% compared with the same period of the previous year, and earnings per ADR were 80 US cents, an increase of 23.1% compared with the same period of 2006.

Investments: In the quarter, consolidated capital expenditures (capex) was the equivalent of 267 million dollars, of which 78.6% was used for growth projects in the voice, data and transport infrastructure, 18.9% for operational support projects and operating needs, and 2.5% for social telephony.

Debt: Gross total debt at March 31 was the equivalent of 9.542 billion dollars, an increase of 1.695 billion dollars from a year ago. Consolidated net debt (3) increased in the quarter the equivalent of approximately 127 million dollars, totaling 7.646 billion dollars.

(3) Net debt is defined as total debt less cash and cash equivalents and marketable securities.

Repurchase of shares: In the first quarter the company used 5.528 billion pesos to repurchase 333 million 265 thousand of its own shares.

Mexico Operating Results

Lines in service

In Mexico, there are hundreds of concessionaires and/or licenses to provide telecommunications services. TELMEX is the only company that invests in every socio-economic segment and in segments A and B we have a market share of 66% where we compete with other operators, specifically in segment A we have a market share of 49.7% and in segment B, we have a market share of 72.8%. Our long-standing commitment to provide telecommunications services nationwide has led to being the only fixed line operator in the country with a presence in socio-economic segments C-, D and E.

From January to March, lines increased 33 thousand from year-end 2006, bringing the total at the end of the first quarter to 18.3 million lines in service. During the quarter, we continued to focus on growth with profitability to satisfy the service needs of every segment of the population.

Local traffic

During the first quarter, local traffic decreased 5.6% compared with the same period in 2006, with a total of 6.278 billion local calls. Local traffic volume has been affected by intense competition from local and wireless telephony and by the migration of our switched traffic to corporate networks, a trend that strengthens the data business although it adversely affects local traffic. Also affecting local traffic results is the continuing migration of dial-up Internet services to Infinitum broadband services (ADSL).

Long distance traffic

Domestic long distance (DLD) increased 2.2% compared with the first quarter of 2006, totaling 4.470 billion minutes, mainly due to the introduction of packages that provide incentives for usage but at the same time reduce revenue per unit and for the integration of domestic calling party pays service, which reached 564 million minutes in the quarter.

In the quarter, outgoing international long distance (ILD) traffic increased 2.2% totaling 477 million minutes due to package offerings. ILD incoming long distance traffic including international calling party pays traffic increased 20.5% compared with the same period of the previous year, totaling 1.988 billion minutes. The incoming-outgoing ratio was 4.2.

Interconnection

In the first quarter, interconnection traffic increased 20.2%, totaling 10.833 billion minutes. Calling party pays traffic increased 64.8% since it includes traffic from domestic and international calling party pays. If we eliminate this effect, calling party pays traffic would have increased 6.8%. Traffic from local and international operators, as well as traffic generated by cellular companies that is terminated in TELMEX's network increased 4.5% and 28.8%, respectively, compared with the same period of the previous year.

Internet and Corporate networks

In Mexico during the first quarter, we added 304 thousand broadband Prodigy Infinitum (ADSL) customers, bringing the total to 2.1 million services, an increase of 75.3% compared with the same period of 2006. The growth of Internet services has been supported by the sale of PC's.

To facilitate Internet access, TELMEX has eased acquisition of computer equipment by providing financing for up to 3 years. That program has resulted in the supply of 1 million 134 thousand computers. In addition, more than 31 thousand computers have been donated in key sectors like education where they contribute to the development of the country. There is still a wide margin for growth since only 20.5% of households in Mexico have at least one computer, according to the INEGI (National Institute of Statistics, Geography and Data Processing).

Our world-class technological platform allows us to offer high speed Internet service in 93.7% of TELMEX 's network. In order to increase broadband service penetration as well as continue our commitment to develop digital culture in Mexico, during the first quarter of 2007 we enhanced the Infinitum offering by integrating new multi-service packages with voice services at preferred prices. Additionally, the broadband Internet access price per equivalent unit of 100 Kbps at present is 26 pesos plus 3.9 pesos of Value Added Tax, for a total of 29.9 pesos, and technological advances will allow the price to continue to decline.

Billed line equivalents to corporate customers increased 11.1% compared with the previous year, totaling 2.3 million line equivalents of 64 Kbps.

Mexico Financial Results

Revenues: Revenues in the first quarter totaled 32.6 billion pesos, an increase of 3.3% compared with the same period of the previous year, due the increases of 14.5% in revenues of Internet access, 33.5% in interconnection revenues because of the introduction of domestic and international calling party pays, and 40.9% in other revenues, mainly comprised by Yellow Pages and Tiendas TELMEX (TELMEX Stores), partially offset by the rate reduction in real terms of local and long distance services, as well as the introduction of packages that increased voice services usage but decreased the revenue per unit.

  Local: Local revenues totaled 13.6 billion pesos in the first quarter, a decrease of 4.6%, reflecting the reduction of the average measured service rate 1.4% and the decrease of public telephony traffic due to competition from both cellular companies and other fixed telephony operators and the migration of dial-up Internet access to broadband services.

  DLD: DLD revenues totaled 4.2 billion pesos in the first quarter, 5.2% lower than the first quarter of 2006 due to a 6.9% decrease in the average revenue per minute in real terms and because the increase in traffic was not enough to offset the decrease in prices.

  ILD: In the first quarter, ILD revenues totaled 2.4 billion pesos, a decrease of 8.1% compared with the first quarter of 2006. Revenues from outgoing traffic declined 11.2% to 1.5 billion pesos due to the 13% decrease in the average revenue per minute in real terms and because the increase in traffic volume was not enough to offset the decrease in prices. Incoming international long distance revenues totaled 907 million pesos, a decrease of 2.6%.

  Interconnection: In the first quarter, interconnection revenues increased 33.5% to 5.4 billion pesos compared with the same period of 2006, due to the introduction of domestic and international calling party pays. If we eliminate this effect, interconnection revenues would have decreased 6.2%, because of the 10% reduction of the local calling party pays rate.

  Corporate networks: In the first quarter, revenues from services related to data transmission through private and managed networks totaled 2.6 billion pesos, a decrease of 1.6% compared with the same period of 2006. This reduction was due to more competition in this market that has caused a reduction in prices.

  Internet: Revenues from services related to the Internet platform rose 14.5% in the first quarter, or 2.6 billion pesos, due to the increase in the number of broadband (Infinitum) customers.

Costs and expenses: In the first quarter, total costs and expenses were 20.6 billion pesos, an increase of 4.6%. This increase was due to higher interconnection costs (domestic and international calling party pays). If this effect were eliminated, costs and expenses would have decreased 2.6% as a result of cost control initiatives, as well as lower depreciation and amortization charges.

  Cost of sales and services: In the first quarter, cost of sales and services increased 1.2%, totaling 7.4 billion pesos, a net effect of the decrease in maintenance expenses and to the initiatives that were carried out to optimize resource use and the recognition of higher computer costs related with higher sales.

  Commercial, administrative and general: Commercial, administrative and general expenses decreased 2.6% compared with the same period of the previous year to 4.7 billion pesos due to the introduction of higher cost control measures in advertising and commercial expenses.

  Transport and interconnection: In the first quarter, transport and interconnection costs totaled 4.1 billion pesos, an increase of 41.9% compared with the same period of 2006 due to the introduction of domestic and international calling party pays.

  Depreciation and amortization: In the quarter, depreciation and amortization decreased 6% to 4.4 billion pesos compared with the same period of 2006, due to less impact from restatement of the value of fixed assets and lower levels of investment carried out in recent years.

EBITDA (1) and operating income: EBITDA (1) totaled 16.4 billion pesos in the first quarter, a decrease of 0.9% compared with the same period of last year. The EBITDA margin was 50.3%. Operating income totaled 11.9 billion pesos, 1.1% higher than the first quarter of 2006, and the operating margin was 36.6%.

Investments: In Mexico, total capital expenditures (capex) were 134 million dollars, of which 83.9% was used for growth and modernization projects for the voice, data and transport infrastructure, 10.9% for operational support projects and operating needs, and 5.2% for social telephony.

Debt: At March 31, total debt was the equivalent of 8.277 billion dollars, an increase of 1.169 billion dollars compared with last year. Net debt (3) in Mexico increased the equivalent of 632 million dollars to a total of 6.794 billion dollars.

(3) Net debt is defined as total debt less cash and cash equivalents and marketable securities.

Latin America Financial Results

The following financial information is presented in the local currency of the country in which each Latin America subsidiary operates, according to that country's generally accepted accounting principles, and is based on continuing operations before eliminating inter-company operations among companies of the TELMEX Group.

Brazil

At Embratel, efforts have been focused on consolidating its position in the data business for the commercial segment and increasing local service offerings, resulting in an increase of 29.3% in billed line equivalents and an increase in lines in service of 32.2% compared with the first quarter of 2006. Local and domestic long distance traffic showed increases of 24.2% and 3.8% in the quarter, respectively. At March 31, the company provided Net Fone (triple play) services through Net Serviços infrastructure to 257 thousand customers.

In the first quarter, revenues from the operations in Brazil totaled 2.115 billion reais, 3.8% higher than the same quarter of the previous year. Higher revenues were mainly due to the 36.7% increase in local services and the 2.6% increase in data services. These revenues were offset by the 12.4% decrease in international long distance revenues due to the 7.9% reduction in the average revenue per unit.

Total costs and expenses were 1.885 billion reais, an increase of 5%. The increase was due to higher charges for maintenance and costs of equipment (handsets) generated by higher local service sales and to the increase in provisions for uncollectables.

EBITDA (1) totaled 535 million reais in the first quarter, an increase of 1.4% compared with the same period of the previous year, with a margin of 25.3%. Operating income totaled 230 million reais in the quarter, a decrease of 4.6% compared with the same period of 2006. The operating margin was 10.9%

Argentina

In the quarter, revenues from the operations in Argentina totaled 87.3 million Argentinean pesos, an increase of 4.9% compared with the same period of the previous year due to increases in revenues in the corporate and Internet businesses and local services of 19% and 33.3%, respectively, offset by the decrease in interconnection revenues with other operators.

Operating costs and expenses totaled 86.1 million Argentinean pesos in the quarter, a decrease of 2% due to the decline in transport and interconnection costs, offset by higher network maintenance costs due to growth in local services. In the quarter, EBITDA (1) totaled 17 million Argentinean pesos, an increase of 154% compared with the same period of 2006 with a margin of 19.5%. Operating income reached 1.2 million Argentinean pesos in the quarter compared with a loss of 4.7 million Argentinean pesos in the same period of the previous year.

Colombia

In Colombia, revenues totaled 59.828 billion Colombian pesos in the first quarter, 42.2% higher than the same period of 2006. Higher revenues were mainly due to the integration of sites for several corporate customers and the integration of Superview (a cable TV company) since November 2006, which contributed 12.619 billion Colombian pesos to first-quarter results.

Costs and expenses increased 63.7%, totaling 47.264 billion Colombian pesos, mainly due to the incorporation of Superview, which accounted for 12.812 billion Colombian pesos, to higher personnel expenses to develop the small and medium-sized market in this country, and to expenses related to the acquisition of cable TV companies. Operating income totaled 12.563 billion Colombian pesos compared with operating income of 13.192 billion Colombian pesos in the year-ago first quarter, a decrease of 4.8%. The operating margin was 21%. EBITDA (1) totaled 23.039 billion Colombian pesos with a margin of 38.5%, compared with EBITDA (1) of 20.469 billion Colombian pesos in the same period of the previous year.

Chile

In the first quarter, revenues totaled 17.058 billion Chilean pesos, an increase of 1.1% compared with the same period of 2006. Revenues from the corporate networks, Internet access and local service businesses increased 27.8%, 7.6% and 57.2%, respectively, compared with the same quarter of 2006. The Chilean long distance market continues to decrease due to the migration to mobile services and private networks, which caused a decline in long distance revenues of 10.8%, compared with the first quarter of the previous year.

Costs and expenses in the first quarter totaled 18.413 billion Chilean pesos, an increase of 15.3% compared with the same period of 2006. Costs of sales and services increased 23.7% due to the increase in network maintenance costs related to growth in local services. Commercial, administrative and general expenses increased 22.5% due to higher personnel and advertising expenses. In the quarter, there was an operating loss of 1.356 billion Chilean pesos compared with operating income of 904 million Chilean pesos in the same period of the previous year. EBITDA (1) in the quarter totaled 2.100 billion Chilean pesos with a margin of 12.3%.

Peru

From January to March, total revenues were 56.3 million New Soles, an increase of 11% compared with the same period of 2006. The data business, which represents 35.5% of revenues, increased 22%. Voice business revenues increased 1.5% due to the 29.6% increase in lines in service that offset the decrease in interconnection revenues with other operators.

In the quarter, costs and expenses grew 12.6% due to the increase of 10.6% in transport and interconnection costs compared with 2006. Operating income in the quarter totaled 0.9 million New Soles compared with 1.5 million New Soles in the same period of 2006. EBITDA (1) in the first quarter totaled 14.4 million New Soles, at a similar level of the same period of 2006.

Consolidated Relevant Figures

(millions of Mexican constant pesos as of March, 2007 unless otherwise indicated)
					%
		1Q2007		1Q2006	Inc.

Revenues	Ps.	45,143	Ps.	44,024	2.5
EBITDA (1)		19,509		19,941	(2.2)
EBITDA margin (%)		43.2		45.3	(2.1)
Operating income		13,396		13,560	(1.2)
Operating margin (%)		29.7		30.8	(1.1)
Net income		8,780		8,044	9.1
Earnings per share (pesos)		0.44		0.38	15.8
Earnings per ADR (dollars) (2)		0.80		0.65	23.1
Outstanding shares (millions)		19,870		21,446	(7.3)
Equivalent ADRs (millions) (2)		994		1,072	(7.3)
  EBITDA: defined as operating income plus depreciation and amortization. Go to www.telmex.com in the Investor Relations section where you will find the reconciliation of EBITDA to operating income.
  One ADR represents 20 shares.

Consolidated Income Statements

[ millions of Mexican constant pesos as of March, 2007 ]
					%
		1Q2007		1Q2006	Inc.
Revenues
Local	Ps.	15,104	Ps.	15,595	(3.1)
Domestic long distance		10,015		10,341	(3.2)
International long distance		3,183		3,546	(10.2)
Interconnection		5,585		4,364	28.0
Corporate networks		5,778		5,736	0.7
Internet		3,385		2,995	13.0
Others		2,093		1,447	44.6
Total		45,143		44,024	2.5

Costs and Expenses
Cost of sales and services		8,897		8,843	0.6
Commercial, administrative and general		7,876		7,443	5.8
Transport and interconnection		8,861		7,797	13.6
Depreciation and amortization		6,113		6,381	(4.2)
Total		31,747		30,464	4.2

Operating income		13,396		13,560	(1.2)

Other (revenues) and expenses, net		(250)		(109)	129.4

Comprehensive financing cost
Net interest		1,441		902	59.8
Exchange loss, net		406		885	(54.1)
Monetary gain, net		(724)		(635)	14.0
Total		1,123		1,152	(2.5)

Income before tax and employee profit sharing		12,523		12,517	0.0

Provisions for income tax and employee profit		3,976		4,217	(5.7)
sharing
Income before equity in results of affiliates and
minority interest		8,547		8,300	3.0

Equity in results of affiliates		305		65	369.2
Minority interest		(72)		(321)	(77.6)

Majority net income	Ps.	8,780	Ps.	8,044	9.1

EBITDA (1)	Ps.	19,509	Ps.	19,941	(2.2)

EBITDA margin (%)		43.2		45.3	(2.1)
Operating margin (%)		29.7		30.8	(1.1)

International Operations
		% of	Acquisition	Consolidation	Local exchange	Quarter
Company	Country	ownership	date	date	rate to US dollar	inflation

TELMEX Argentina	Argentina	100.0	24/02/2004	01/03/2004	3.1060	1.59%
Techtel	Argentina	100.0	19/04/2004	01/05/2004	3.1060	1.59%
Metrored	Argentina	100.0	30/06/2004	01/07/2004	3.1060	1.59%
Embratel*	Brazil	97.5	23/07/2004	01/08/2004	2.0504	1.11%
TELMEX Chile	Chile	100.0	24/02/2004	01/03/2004	540.7700	0.23%
TELMEX Corp. (Chilesat)	Chile	99.7	08/06/2004	01/07/2004	540.7700	0.23%
TELMEX Colombia	Colombia	100.0	24/02/2004	01/03/2004	2,172.0900	2.29%
Superview	Colombia	100.0	27/10/2006	01/11/2006	2,172.0900	2.29%
TV Cable, S. A.	Colombia	100.0	13/03/2007	01/04/2007	2,172.0900	2.29%
TV Cable del Pacífico, S. A.	Colombia	100.0	16/03/2007	01/04/2007	2,172.0900	2.29%
TELMEX Perú	Peru	100.0	24/02/2004	01/03/2004	3.1840	(0.41)%
BoGa Comunicaciones, S. A.	Peru	100.0	09/03/2007	01/04/2007	3.1840	(0.41)%
Ecuador Telecom, S. A.	Ecuador	100.0	12/03/2007	01/04/2007	1.0000	0.46%

* Includes TELMEX do Brasil and Net.

Consolidated Balance Sheets

[ milions of Mexican constant pesos as of March, 2007]

		March		March
		2007		2006
Assets
Cash and short-term investments	Ps.	18,013	Ps.	14,095
Other current assets		45,540		37,245
Plant, property and equipment, net		157,940		162,474
Other assets		15,414		8,426
Goodwill		9,724		9,880
Projected net asset		18,289		23,281
Deferred taxes		6,801		6,522
Total assets	Ps.	271,721	Ps.	261,923

Liabilities and stockholders' equity
Short-term debt and current portion of long-term debt	Ps.	10,074	Ps.	6,187
Other current liabilities		37,773		30,643
Long-term debt		95,376		84,846
Labor obligations		2,392		2,312
Deferred taxes		16,093		15,854
Total liabilities		161,708		139,842
Stockholders' equity
Majority stockholders' equity		107,710		110,128
Minority interest		2,303		11,953
Total stockholders' equity		110,013		122,081
Total liabilities and stockholders' equity	Ps.	271,721	Ps.	261,923

DEBT

(millon dollars, except where indicated)
	MEXICO	EMBRATEL	LATAM	CONSOLIDATED
By maturity
Short-term debt	556	313	42	911
Long-term debt	7,721	870	40	8,631
Total debt	8,277	1,183	82	9,542

By type of rate (without swaps)
Floating rate	4,808	485	6	5,299
Fixed rate	3,469	698	76	4,243
Total debt	8,277	1,183	82	9,542

By type of rate (with swaps)
Floating rate	3,527	485	6	4,018
Fixed rate	4,750	698	76	5,524
Total debt	8,277	1,183	82	9,542

By type of currency (without hedges)
Foreign	7,123	1,180	19	8,322
Local	1,154	3	63	1,220
Total debt	8,277	1,183	82	9,542

Cash and equivalents	1,483	377	36	1,896

Net debt	6,794	806	46	7,646

Hedges by rate
Fixed rate (%)	8.563			8.563
Amount (millon pesos)	14,160			14,160

Hedges by currency
Dollar to peso	6,040			6,040
Dollar to Reais		620		620
Strike price (local currency)	11.0649	2.2159

Consolidated Free (4) and Net Cash Flow

(millions of Mexican constant pesos as of March, 2007)
		March 2007

Majority Net Income	Ps.	8,780

+ Depreciation and amortization		6,113
+ Items not requiring the use of resources		(1,429)

Resources provided by operating activities		13,464

- Working capital		898
- Investment in the telephone plant		2,949
- Investment in affiliated companies and marketable securities		3,337
- Inventories for the operation		178
Free cash flow		6,102

Resources used:
- Purchase of company's own shares		5,528
- Dividend payments		2,043
- Financing amortizations		3,257

Resources provided:
+ New financing		6,588

Net cash flow	Ps.	1,862

(4) Free cash flow is calculated by resources provided by operating activities resulting from variations in working capital, investment in the telephone plant and inventories for the operation.

Mexico Operating Results

						% Inc. vs.
	1Q 2007	4Q 2006	3Q 2006	2Q 2006	1Q 2006	1Q 2006

Lines in service (thousand units)	18,284	18,251	18,601	18,552	18,650	(2.0)
Prepaid lines	1,125	1,213	1,545	1,698	1,976	(43.1)
Lines with monthly rent	17,159	17,038	17,056	16,854	16,674	2.9

Connections	290	352	379	401	444	(34.7)
Disconnections	257	703	331	498	168	53.0
Gain	33	(351)	48	(97)	276	(88.0)

Penetration (%)
Digital services	44.3	44.2	43.7	42.9	41.9	2.4
Free voice mail (Buzón TELMEX)	50.8	50.6	50.3	49.8	49.8	1.0

Local traffic (million units)
Local calls	6,278	6,491	6,734	6,698	6,653	(5.6)
Interconnection minutes (A) (B)	10,833	10,339	10,090	9,549	9,015	20.2

Long distance traffic (million minutes)
Domestic long distance (A)	4,470	4,561	4,672	4,500	4,374	2.2
International long distance
(incoming and outgoing) (B)	2,465	2,349	2,276	2,255	2,117	16.4

Billed line equivalents 64kbps (thousands)	2,347	2,330	2,217	2,140	2,113	11.1
Internet (thousands)	2,784	2,660	2,492	2,323	2,237	24.5
Prodigy (Dial-up)	657	837	900	949	1,024	(35.8)
Infinitum (ADSL)	2,127	1,823	1,592	1,374	1,213	75.4
Penetration (%)	17.3	16.7	15.7	14.8	14.4	2.9
  Includes domestic long distance calling party pays traffic
  Includes international long distance calling party pays traffic

Mexico Financial Results

Mexico Income Statements

[ millions of Mexican constant pesos as of March, 2007]

					%
		1Q2007		1Q2006	Inc.
Revenues
Local	Ps.	13,638	Ps.	14,300	(4.6)
Domestic long distance		4,248		4,481	(5.2)
International long distance		2,374		2,582	(8.1)
Interconection		5,409		4,051	33.5
Corporate networks		2,602		2,645	(1.6)
Internet		2,620		2,289	14.5
Others		1,684		1,195	40.9
Total		32,575		31,543	3.3

Costs and Expenses
Cost of sales and services		7,351		7,267	1.2
Commercial, administrative and general		4,706		4,832	(2.6)
Transport and interconnection		4,145		2,921	41.9
Depreciation and amortization		4,442		4,724	(6.0)
Total		20,644		19,744	4.6

Operating income	Ps.	11,931	Ps.	11,799	1.1

EBITDA (1)	Ps.	16,373	Ps.	16,523	(0.9)

EBITDA margin (%)		50.3		52.4	(2.1)
Operating margin (%)		36.6		37.4	(0.8)

Mexico Local and Long Distance Accounting Separation

Based on Condition 7-5 of the Amendments of the Concession Title of Teléfonos de México, the commitment to present the accounting of the local and long distance services is presented below for the first quarter of 2007 and 2006.

Mexico Local Service Business
Income Statements
[ millions of Mexican constant pesos as of March, 2007 ]					%
		1Q2007		1Q2006	Inc.
Revenues
Access, rent and measured service	Ps.	13,338	Ps.	14,192	(6.0)
LADA interconnection		978		1,078	(9.3)
Interconnection with operators		377		356	5.9
Interconnection with cellular		3,480		3,658	(4.9)
Other		2,881		2,254	27.8
Total		21,054		21,538	(2.2)

Costs and expenses
Cost of sales and services		5,013		5,015	(0.0)
Commercial, administrative and general		3,980		4,229	(5.9)
Interconnection		2,564		2,789	(8.1)
Depreciation and amortization		2,946		3,139	(6.1)
Total		14,503		15,172	(4.4)

Operating income	Ps.	6,551	Ps.	6,366	2.9

EBITDA (1)	Ps.	9,497	Ps.	9,505	(0.1)

EBITDA margin (%)		45.1		44.1	1.0
Operating margin (%)		31.1		29.6	1.5

Mexico Long Distance Service Business
Income Statements
[ millions of Mexican constant pesos as of March, 2007 ]					%
		1Q2007		1Q2006	Inc.
Revenues
Domestic long distance	Ps.	4,937	Ps.	4,250	16.2
International long distance		2,711		2,241	21.0
Total		7,648		6,491	17.8

Costs and expenses
Cost of sales and services		1,429		1,467	(2.6)
Commercial, administrative and general		1,225		1,352	(9.4)
Interconnection to the local network		2,188		949	130.6
Depreciation and amortization		542		622	(12.9)
Total		5,384		4,390	22.6

Operating income	Ps.	2,264	Ps.	2,101	7.8

EBITDA (1)	Ps.	2,806	Ps.	2,723	3.0

EBITDA margin (%)		36.7		42.0	(5.3)
Operating margin (%)		29.6		32.4	(2.8)

			%
Brazil Operating Indicators	1Q2007	1Q2006	Inc.

Domestic long distance minutes	3,572.2	3,442.4	3.8
(millions)
International long distance minutes	483	508	(4.9)
(millions)
Line equivalents of 64 kbps ( thousands)	2,313	1,789	29.3
Access to local service (thousands)	2,068	1,564	32.2
Net Fone users (thousands)	257	1	*

* Percentage higher than 1,000%

Latin America Financial Results

The following financial information is presented in the local currency of the country in which each Latin America subsidiary operates, according to each country's generally accepted accounting principles, and is based on continuing operations before eliminating inter-company operations among companies of the TELMEX Group.
Brazil
			%
	1Q2007	1Q2006	Inc.
(millions of historic Brazilian reais)

Revenues	$2,114.9	$2,036.9	3.8
EBITDA	534.9	527.7	1.4
EBITDA margin (%)	25.3	25.9	(0.6)
Operating Income	229.7	240.8	(4.6)
Operating margin (%)	10.9	11.8	(0.9)

Argentina
			%
	1Q2007	1Q2006	Inc.
(millions of historic Argentinean pesos)

Revenues	$87.3	$83.2	4.9
EBITDA	17.0	6.7	153.7
EBITDA margin (%)	19.5	8.0	11.5
Operating Income	1.2	(4.7)	NA
Operating margin (%)	1.4	(5.7)	NA

Colombia
			%
	1Q2007	1Q2006	Inc.
(millions of historic Colombian pesos )

Revenues	$59,827.7	$42,067.7	42.2
EBITDA	23,039.1	20,468.9	12.6
EBITDA margin (%)	38.5	48.7	(10.2)
Operating Income	12,563.4	13,191.7	(4.8)
Operating margin (%)	21.0	31.4	(10.4)

Chile
			%
	1Q2007	1Q2006	Inc.
(millions of Chilean constant pesos as of March, 2007)

Revenues	$17,057.9	$16,867.8	1.1
EBITDA	2,100.3	3,529.8	(40.5)
EBITDA margin (%)	12.3	20.9	(8.6)
Operating Income	(1,355.6)	903.9	NA
Operating margin (%)	(7.9)	5.4	NA

Peru
			%
	1Q2007	1Q2006	Inc.
(millions of historic New Soles)

Revenues	$56.3	$50.7	11.0
EBITDA	14.4	14.4	0.0
EBITDA margin (%)	25.6	28.3	(2.7)
Operating Income	0.9	1.5	(40.0)
Operating margin (%)	1.6	3.0	(1.4)

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2007.	TELÉFONOS DE MÉXICO, S.A. DE C.V. By: /s/__________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: Teléfonos de México, S.A. de C.V. - Telmex Press Release: First Quarter 2007.